

Dr. Ashlee Fontes (Ph.D.) · 2nd

Founder | Owner of TLH Reckoning

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6mo · Edited · 🌐

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Good read. Important details.

"By adopting this model, TLH Reckoning aims to become a global model for women's sports."

#tlhreckoning #team #sports #soccer #ownership #tallahassee #community #gamechangers #womenssoccer #invest #football #womensfootball #owner #sponsorship



TLH Reckoning
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[Press Release]

THE FUTURE IS HERE

WeFunder Campaign 2025

Trailblazing Women's Soccer Club TLH Reckoning Tests the Waters of...

TLH Reckoning



TLH Reckoning
767 followers
6mo •



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Dream of owning a sports team? Now is the time to turn your dream into reality for only $100!

Check it out...It's always better together!

https://lnkd.in/emBUYxiw



COMMUNITY OWNERSHIP - TLH Reckoning
tlhreckoning.com

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IMPACT DRIVEN I PLAYER CENTERED I COMMUNITY FUELED

   



🔥 ON-FIELD MOMENTUM



defeated Brevard SC 3–2, powered by an incredible **hat trick** from **Zamiyah Hill**.

🤩 **Young phenom on the rise**— Tallahassee's own **Kendall Sadberry** (So.) continues to impress on the local and national stages, appearing in both USLW and WPSL matches. In our most recent WPSL showdown vs. Pensacola FC, Sadberry recorded **one goal and one assist**, continuing to prove that she's one to watch.

💪 **Resounding USLW and WPSL form**— TLH Reckoning USLW is in second place (4W, 1L), while TLH Reckoning WPSL is in third place (2W, 1T, 2L). Both teams are competing in the most competitive, pre-professional leagues in the country that have been around developing women's players since the 1990s, so these current standards are not fluff.



🎉 JOIN THE PLAYOFF PUSH

We're entering a thrilling, make-or-break stretch: 10 games in just 3 weeks across both the USL W League and WPSL. Every match counts — and your support matters more than ever.

Double-header home weekends are coming to The Nest *(Gene Cox Stadium)*:

🗒️ **Friday, June 14**
Game Day Sponsor - Cook's Pest Control
3pm, WPSL 👉 **Get tickets today.**
7pm, USLW 👉 **Get tickets today**.

🗒️ **Friday, June 28**
Game Day Sponsor - WAGS
12:30pm, WPSL 👉 **Get tickets today**.

That's right — **two action-packed nights**, featuring **both our W League and WPSL squads**, back-to-back.

Expect high stakes, incredible talent, and playoff implications on the line. This is the final sprint of the regular season, and we're battling for postseason positions in both leagues. From first whistle to final goal, we're putting it all on the line.

Crossbar Challenge Update! -- The prize pool is now at **$700!**

Come out, wear your black & pink, bring the energy — and help push TLH Reckoning over the playoff finish line.

💥 **Let's make the stands as electric as the pitch.**

🌱 *DARE TO DREAM:* MLS GO LAUNCHES IN TALLAHASSEE THIS FALL

TLH Reckoning will launch **MLS GO this fall**, as part of our **"Dare to Dream" initiative** — designed to expand access, break barriers and ignite passion for the game.

⚽ Designed for **girls and boys ages U5 to U12**, TLH Reckoning + MLS GO bring **professional soccer resources and training to young players** right here in our community — all for just **$45 per player, per season**.

💥 Be sure to check-out the kits: You'll see another 1st **in the country with -** a powerful statement — local pride, national reach.

inspiring the next generation to believe they belong in the game — on and off the field.

📣 Registration opens soon. Join us as we build the most inclusive, inspiring soccer movement Tallahassee has ever seen.

💥 **TLHR + MLS GO_Pre-Register Today**

🌟 GROWING COMMUNITY & OWNERSHIP

We recently **soft-launched our WeFunder community ownership campaign**, empowering fans and investors alike to co-own the future of women's soccer in Tallahassee.

With **community ownership**, every contribution supports player development, facilities, and the dream of building a sustainable professional pathway right here at home.

🤝 **Become an Owner**

Wefunder's TTW Legal Disclosure: We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

🏁 THIS IS BIGGER THAN A SEASON

---

club. Together, we're building the foundation for future professionals and changing the sports landscape.

Join us. Show up. Invest. Spread the word.

Let's make playoff history together.

Media inquiries, investor info, or fan questions:

media@tlhreckoning.com | info@tlhreckoning.com

Time. For. Reckoning.

STAY CONNECTED


TLH
RECKONING
PRE-PRO
TICKETS


TLH
RECKONING
GAME DAY
RECKING CREW
(VOLUNTEERS)


TLH
RECKONING
CAMPS


TLH
RECKONING
GAME DAY
VENDORS









‼️ *We are not government funded, supported by Title IX or backed by millionaire owners. Every membership, merchandise purchased or sponsorship is reinvested into our local female athletes - to build champions on and off the field. Your support means the world to us and helps us build a strong foundation for these incredible athletes, the team, and our community.* ‼️

THANK YOU TO OUR SEASON SPONSOR



THANK YOU TO OUR SPONSORS



CFTALLY
COMMUNITY FITNESS TALLAHASSEE
FSU
COACH
GROVA
CREATIVE
FOOD IS GOOD
FIG CONSULTING
AMICUS BREWING VENTURES
A B V
EST '21
TALLAHASSEE, FL
NIKAO
THE STRATEGIC MANAGEMENT AUTHORITY





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HOME GAMES.
HIGH STAKES. BIG GOALS.

TLH Reckoning Plays This Saturday – Be There.

Tallahassee – it's time to show out.

This **Saturday, June 14th**, your very own **TLH Reckoning** takes the field in two of the biggest matchups of the season.

At **3pm**, we seek redemption as we face Gulf Coast United in the WPSL. Our first match we fell short in a close match. A win this Saturday will secure us the second place spot.

At 7pm, we're coming in hot as the #8 highest scoring team in the **country in USLW**, and we want you in the stands pushing us to victory. *(*there are over 90 teams in the USLW)*

🔥 **$10 Ticket Promo:** Use code **SummerFun** for tickets in sections 100 and 105 – grab yours before they're gone!

➡️ **3pm, WPSL**
Game Day Sponsor - Cook's Pest Control
https://app.soccerstub.com/events/tlhreckoning-061425
Crossbar Challenge Update! -- The prize pool is now at **$700!**

➡️ **7pm, USLW**
Game Day Sponsor - Cook's Pest Control
https://app.soccerstub.com/events/tlh-reckoning-061425
Crossbar Challenge -- The prize pool will be **$800**, if nobody hits it in the 3pm match!

WHY YOU NEED TO BE THERE:

✅ Top-tier action – we're one of the most explosive offenses in the country
✅ Home crowd advantage could tip the scales
✅ Final chances to catch the team live and at home
✅ Crossbar Challenge, fan fun, and all the TLH pride

Let's pack the stands and send a message – the Reckoning is for real.



🌱 *DARE TO DREAM:* TLH Reckoning + MLSGO

ICYMI 👇

TLH Reckoning will launch **MLS GO this fall**, as part of our **"Dare to Dream" initiative** — designed to expand access, break barriers and

⚽ Designed for **girls and boys ages U5 to U12**, TLH Reckoning + MLS GO bring **professional soccer resources and training to young players** right here in our community — all for just **$45 per player, per season**.

💥 Be sure to check-out the kits: You'll see another 1st **in the country with -** a powerful statement — local pride, national reach.

This program is more than soccer. It's about equity, opportunity, and inspiring the next generation to believe they belong in the game — on and off the field.

📣 Registration opens soon. Join us as we build the most inclusive, inspiring soccer movement Tallahassee has ever seen.

💥 **TLHR + MLS GO_Pre-Register Today**

🌟 GROWING COMMUNITY & OWNERSHIP

Remember 👇

We recently **soft-launched our WeFunder community ownership campaign**, empowering fans and investors alike to co-own the future of women's soccer in Tallahassee.

With **community ownership**, every contribution supports player development, facilities, and the dream of building a sustainable professional pathway right here at home.

🤝 Become an Owner

under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

🏁 THIS IS BIGGER THAN A SEASON

TLH Reckoning is Tallahassee's first women's pre-professional soccer club. Together, we're building the foundation for future professionals and changing the sports landscape.

Join us. Show up. Invest. Spread the word.

Let's make playoff history together.

Media inquiries, investor info, or fan questions:

📧 **media@tlhreckoning.com** | **info@tlhreckoning.com**

Time. For. Reckoning.

STAY CONNECTED



PRE-PRO
TICKETS



GAME DAY
RECKING CREW
(VOLUNTEERS)



CAMPS



GAME DAY
VENDORS



ACADEMY



GAME DAY
SPONSORSHIPS



SHOP



DONATE

‼️ *We are not government funded, supported by Title IX or backed by millionaire owners. Every membership, merchandise purchased or sponsorship is reinvested into our local female athletes - to build champions on* community. ‼️

THANK YOU TO OUR SEASON SPONSOR



THANK YOU TO OUR SPONSORS







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🎟️ 2026 SEASON TICKET DEPOSITS ARE NOW OPEN - $25!

We've made history and raised the bar every single year — and Year 3 is set to be our biggest yet. **2026 Season Ticket deposits are now available!**

Keep your seat or join The Nest for the first time! Lock in every match, priority playoff access, and fan perks with just **$25 down per season ticket**.

Don't miss a moment — renew or become part of the Reckoning family today!

🏟️ FINAL PLAYOFF PUSH & FINAL REGULAR SEASON HOME GAMES!

🔥 **$10 Ticket Promo**: Use code **SummerFun** for tickets in sections 100 and 105 – grab yours and bring your whole crew!

➡️ **Sat. June 28th, 12:30pm**
WPSL vs Pensacola FC - *final match of the season*
Game Day Sponsor - WAGS
https://app.soccerstub.com/events/tlhreckoning-062825
Crossbar Challenge Update! -- The prize pool is now at **$900**!

➡️ **Sat. June 28th, 5pm**
USLW vs Fort Lauderdale United - *playoff implications*
Game Day Sponsor - WAGS
https://app.soccerstub.com/events/tlh-reckoning-062825
Crossbar Challenge -- The prize pool will be **$1,000**, if nobody hits it in the 12:30pm match!

THE REAL QUESTION IS, WHY WOULDN'T YOU BE THERE!?!

🚨 FINAL SUMMER CAMP IS MONDAY!



TLH | RECKONING
TLH | RECKONING

Final chance to register to attend Tallahassee's own professional soccer camp!

This is your child's chance to have a ton of fun with the future professionals in the game! And to work with the only coaches in Tallahassee who have trained, developed and drafted countless professionals in the soccer.

Registration deadline is Friday, June 20.

Register Here!



⚽ BIG NEWS FOR OUR YOUNGEST RECKONING FANS!

This fall, we're leveling up youth soccer in Tallahassee with **MLS GO**, part of our **Dare to Dream** initiative to open doors and spark lifelong love for the game.

⚽ For girls and boys ages U5–U12, this program brings pro-level training and resources directly to local kids — for just $45 per player,

This is bigger than soccer: it's about creating access, inspiring confidence, and showing the next generation that they belong at every level of the game.

📣 Registration drops soon — help us grow the most inclusive, game-changing youth program Tallahassee has ever seen.

💥 **TLHR + MLS GO_Pre-Register Today**

OWN A PIECE OF TLH RECKONING ⚡

We're taking our mission to the next level — and we want you on the inside. Through our new WeFunder community ownership campaign, you can become an owner in the Reckoning's future.

Your support helps us develop local talent, enhance training and facilities, and lay the foundation for a thriving pro women's soccer pipeline right here in Tallahassee. Let's build it together, for our players and our city.

 🤝 **Become an Owner**

Wefunder's TTW Legal Disclosure: We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

THIS IS BIGGER THAN A SEASON

TLH Reckoning is Tallahassee's first women's pre-professional soccer club. Together, we're building the foundation for future professionals and changing the sports landscape.

Media inquiries, investor info, or fan questions:

media@tlhreckoning.com | info@tlhreckoning.com

Time. For. Reckoning.

STAY CONNECTED



TLH RECKONING
PRE-PRO
TICKETS



TLH RECKONING
GAME DAY
RECKING CREW
(VOLUNTEERS)



TLH RECKONING
CAMPS



TLH RECKONING
GAME DAY
VENDORS









‼️ *We are not government funded, supported by Title IX or backed by millionaire owners. Every membership, merchandise purchased or sponsorship is reinvested into our local female athletes - to build champions on and off the field. Your support means the world to us and helps us build a strong foundation for these incredible athletes, the team, and our community.* ‼️

THANK YOU TO OUR SEASON SPONSOR



THANK YOU TO OUR SPONSORS







View this email in your browser

TLH | RECKONING



IMPACT DRIVEN I PLAYER CENTERED I COMMUNITY FUELED



Hey Reckoning Fam!

We're down to our final home doubleheader of the season, and we need **YOU** in the stands to push us across the finish line!

WPSL Update
Our WPSL squad battled hard but fell 1–0 in the final minutes on a tough free kick. They've given us a season to remember — now let's give them the send-off they deserve in their last home match:

📝 **Saturday, June 28th I** ⚪ **12:30 PM -** *Game Day Sponsor -* *WAGS*
👉 **Don't miss out — grab your tickets now**!
💥 Use code **SummerFun** for $10 tickets in sections 100 & 105
🔥 Final chance! **Crossbar Challenge** - raffle tickets are $1 to enter to win your chance at **$900**!

After a red card setback in Jacksonville, our USLW squad roared back with a commanding **5–0 win over Miami AC**. Now it all comes down to this Friday — it's a must-win to keep the playoff dream alive:

🗓️ **Saturday, June 28th | 🕔 5:00 PM - *Game Day Sponsor - WAGS***
👉 **Don't miss out — grab your tickets now!**
💥 Use code **SummerFun** for $10 tickets in sections 100 & 105
🔥 Final chance! **Crossbar Challenge** - raffle tickets are $1 to enter to win your chance at **$1,000** *(if nobody wins at the 12:30p match; $100 if they do)*!

Where: The Nest (Gene Cox Stadium)
Who's invited: EVERYONE. Bring your friends, your family, your voice, and your Reckoning pride!

Let's pack the pitch and show our players what the Reckoning Nation is all about.

🎟️ 2026 SEASON TICKET DEPOSITS ARE NOW OPEN - $25!





(photos from End of Year VIP Event)

Don't miss out on all the great times, great games, and great insider access!

⚽ SIGN UP FOR MLS GO

💥 TLHR + MLS GO_Pre-Register Today

OWN A PIECE OF TLH RECKONING ⚡

🤝 Become an Owner

Wefunder's TTW Legal Disclosure: We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

🏁 THIS IS BIGGER THAN A SEASON

TLH Reckoning is Tallahassee's first women's pre-professional soccer club. Together, we're building the foundation for future professionals and changing the sports landscape.

Media inquiries, investor info, or fan questions:

Time. For. Reckoning.

‼️ We are not government funded, supported by Title IX or backed by millionaire owners. Every membership, merchandise purchased or sponsorship is reinvested into our local female athletes - to build champions on and off the field. Your support means the world to us and helps us build a strong foundation for these incredible athletes, the team, and our community. ‼️

THANK YOU TO OUR SEASON SPONSOR



THANK YOU TO OUR SPONSORS







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IMPACT DRIVEN I PLAYER CENTERED I COMMUNITY FUELED

  

📣 WE MADE PLAYOFF HERSTORY!







Thank you to WAGS for being our Game Day Sponsor!

Our WPSL squad opened with a strong performance and ended their first official season in the WPSL. We will regroup and improve over the offseason!

the playoffs. The USL W team secured a playoff berth with a thrilling 1-0 season finale win over Fort Lauderdale United on June 28th at The Nest (Gene Cox Stadium)—clinching the spot in only our second season ever!

Making the playoffs in the **USL W League**—one of the **nation's most competitive and prestigious pre-professional women's leagues**— is an extraordinary achievement that puts TLH Reckoning among the elite and proves we belong on a national stage.

Here's what's next and what you need to do to cheer on your HOMETOWN TEAM!

👕 Get Your Limited-Edition Playoff Shirt

To celebrate our playoff debut, we've released a **limited-edition commemorative Tee** *(only $25.50)*—perfect for fans! Available online - **click here**. Once they're gone, they're gone—don't miss out!

🎟️ Season Ticket Deposits – Just $25

Secure your seat for the upcoming season now with a **$25 season ticket deposit per seat**—you'll get priority for next year's games, playoff access, and merchandise discounts. **Deposit now → click here**.

🎉 Join Us in Asheville, NC – July 4th

We're heading to **Asheville, North Carolina** to play on **Friday, July 4th**, for our first-ever playoff match—an all-American kickoff to this historic weekend! Stay tuned for game time and streaming info. Let's pack those virtual stands with messages, cheers, and hashtags!

🌟 Thank You for Believing

From our inaugural win in May 2024 to playoff clinching in June 2025, it's been an incredible ride. None of this would be possible without your support. Let's keep the momentum going and show Asheville the force of the Reckoning community 💜



⚽ SIGN UP FOR MLS GO

💥 TLHR + MLS GO_Pre-Register Today

OWN A PIECE OF TLH RECKONING ⚡

🤝 Become an Owner

Wefunder's TTW Legal Disclosure: We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

🏁 THIS IS BIGGER THAN A SEASON

TLH Reckoning is Tallahassee's first women's pre-professional soccer club. Together, we're building the foundation for future professionals and changing the sports landscape.

Media inquiries, investor info, or fan questions:

📧 **media@tlhreckoning.com** | **info@tlhreckoning.com**

Time. For. Reckoning.

‼️ *We are not government funded, supported by Title IX or backed by millionaire owners. Every membership, merchandise purchased or sponsorship is reinvested into our local female athletes - to build champions on and off the field. Your support means the world to us and helps us build a strong foundation for these incredible athletes, the team, and our community.* ‼️

THANK YOU TO OUR SEASON SPONSOR



THANK YOU TO OUR SPONSORS







View this email in your browser

TLH | RECKONING



IMPACT DRIVEN I PLAYER CENTERED I COMMUNITY FUELED

   

THAT'S A WRAP ON YEAR 2!



Dear TLH Reckoning Fam,

What a journey this season has been. Whether you cheered us on at home matches, followed our results from afar, brought a friend to their first match, or simply believed in the mission behind this club—thank you.

This year, TLH Reckoning made even more HERstory!

- ## 🏆 That's a Wrap on Our 2nd Year!

  - **USL W League**
    We ended the regular season with an impressive **8–2 record in the Southeast Division...**securing a spot in the playoffs for the first time — a milestone just two years into our journey....finishing 3rd in the country with most goals scored - **47** goals!

  - **WPSL Debut**
    Our inaugural WPSL squad not only gained invaluable competitive minutes but helped broaden our player development pipeline across Tallahassee and beyond.

  - **Coaching & Academy Growth**
    As NWSL Champions, Gotham FC's exclusive Professional Pathway Alliance partner in the southeast, we established the only youth to pro pathway in the greater Tallahassee region.

⚽ Beyond the Pitch

- **Community Ownership Launch**
  We opened our **Community Ownership campaign** on WeFunder. Many of you have stepped up—but we still need to reach the minimum $50k of reservations!

🎟️ Put Down Your Season Ticket Deposits Now – Just $25

Reserve your spot for next season for only $25. It's an easy way to say: *I'm in.* 👉 **Place Your $25 Deposit Now**

We want to hear from you to help us improve!
Take this quick and anonymous fan survey 👉 **Click here.**

❤️ From My Heart to Yours

Leading TLH Reckoning isn't my job, I'm 100% a full-time volunteer — because of what I see, what I know and what I fundamentally believe in. I founded this club to elevate every female athlete in our region, and each day your passion fuels this mission.

building something meaningful and enduring. **Become a sponsor, a season ticket holder, a community owner...buy the merch to show your pride.**

We need you and others to stay on this journey with us fully. Because when the club thrives, the community thrives—and that's legacy. - Dr. Ashlee Fontes, *Founder & CEO, TLH Reckoning*



From game nights to community clinics, from local families to new fans across the globe—this club is growing because of people like you. And if you're reading this, **you are part of this Reckoning.**



⚽ SIGN UP FOR MLS GO

💥 TLHR + MLS GO_Pre-Register Today

OWN A PIECE OF TLH RECKONING ⚡



🤝 Become an Owner

‼️ We are not government funded, supported by Title IX or backed by millionaire owners. Every membership, merchandise purchased or sponsorship is reinvested into our local female athletes - to build champions on and off the field. Your support means the world to us and helps us build a strong foundation for these incredible athletes, the team, and our community. ‼️

THANK YOU TO OUR SEASON SPONSOR



THANK YOU TO OUR SPONSORS







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IMPACT DRIVEN I PLAYER CENTERED I COMMUNITY FUELED

Please scroll through and read the entire email. It includes a: first to know announcement; beer voting; and t-shirt update.

Here are the upcoming events we will table at - come stop by!

- **March 26, Florida Small Business Day at the Capitol 2025**

- **March 28, Springtime Tallahassee**

- **April 15, Children's Week**

- **April 26, Tally Kids Fest**

   



Dear Founding Members,

I hope this finds you all well and ready for our season to start in May! We officially kick off the season with an away game on **Friday, May 9th, in Pensacola (WPSL).** Until then, I wanted to share some very exciting news with you all first.

Over the last year, we **have** researched the community ownership model to ensure it is a logical step for our community. We met with the founders and presidents of **Minnesota Aurora (USL W League club) and Oakland Soul/Roots (USL W League and a USL men's professional club),** as well as several other soccer clubs across the globe. We also polled you all and the entire TLH Reckoning family to explore interest and start conversations. The information we gathered, along with several months spent with lawyers, has helped us prepare to **soft-launch** TLH Reckoning Community Ownership. **You are the first to know!**

Why do I think community ownership is the way to go?

Greatness is not achieved alone. Just like raising children, it takes a village. The plan that we have for TLH Reckoning, **the Tallahassee community, and beyond** is one **built for** the masses. The TLH Reckoning venture **has never been about me**—it has never been **for me, about me, or something to rest my name on.** It has always been about the community and the **larger landscape of soccer**—from the players on the field to the supportive parents, to the fans in the stands, and to our partners in the community.

TLH Reckoning and the future of women's soccer belong to all of you.

sustainable—like building a house. The foundation **is set**, the framing **is up**, the walls, utilities, and roof **are complete.** Now, **it is ready** for the community to take hold of and grow.

1. We Belong to the Community—The People

Most pro sports teams are controlled by a small group of ultra-wealthy owners who make decisions based on profit, not passion. We believe in a different vision:

✅ **The team stays in Tallahassee—forever.**
✅ **Decisions prioritize players, fans and local impact, not corporate bottom lines.**
✅ **Our club that truly represents our city and values.**

2. Stronger Fan Connection = A Stronger Club

Community-owned clubs around the world thrive because **fans have skin in the game**. By investing in TLH Reckoning, you're not just a supporter—you're an **owner**. That means:

🔷 **Vote a member to the board of directors**.
🔷 **Ownership status and bragging rights.**

3. Financial Sustainability Without Short-Term Greed

Too often, teams fail because of short-sighted financial decisions. A community-owned model ensures we focus on **long-term success, not short-term profit**.

💰 Revenue stays in the club, reinvested in player development, facilities, and youth programs.
📈 No risk of a single owner pulling the plug on funding.
⚽ The ability to grow organically, fueled by the passion of our supporters.

4. A Proven Model in Women's Soccer & Beyond

We're not reinventing the wheel—some of the world's most successful clubs have flourished under community ownership:

🏆 **Minnesota Aurora FC (USL W)** – A women's soccer club funded by community investment, thriving in its early years.
🏆 **FC Barcelona & Real Madrid** – Member-run powerhouses with passionate supporter bases.
🏆 **AFC Wimbledon & Exeter City (England)** – Fan-owned and thriving.

incredibly loyal fan base.

🏆 **Detroit City FC (USL Championship)** – Built through grassroots support, now competing at a high level.

I hope this information continues to excite you all for the greatness that continues to brew here and what you have helped spearhead! There's more details you can read through below. Again, this is a 'soft-launch' as required by WeFunder. This will not be public until April 1st or once we reach $50k in interest. Feel free to research, explore and ask questions.

As always, thank you for all of your support and being part of our team!

Respectfully,

Dr. Ashlee Fontes
Founder I TLH Reckoning

How the Soft-Launch Works:

1) We are using the WeFunder platform, which is the most secure, trusted and highly rated for sports team ownership. It is also SEC compliant.

2) WeFunder's first step for us is a soft launch to gauge interest. "Get your raise off the ground by asking your friends, family, and closest supporters to invest first. Aim to ask at least 50 people to invest or help introduce you to others who might want to invest."

3) Our WeFunder Page Link - **http://wefunder.com/tlhreckoninginc**

4) This disclosure must be included in all of our solicitations: "We are 'testing the waters' to gauge investor interest in an offering under

solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind." Link to disclosures - **https://help.wefunder.com/testing-the-waters-legal-disclosure**

FAQs

What is a WeFunder Campaign?
WeFunder is a platform that facilitates the secure transaction of selling ownership shares.

Who can invest?
Anyone 18 years or older.

How much are shares?
Shares are $100 each, with no cap on how much you can invest.

Can I sell my share for a profit?
Please seek advice from your lawyer after reviewing the Subscription Agreement.

Can I give shares as a gift?
Please seek advice from your lawyer after reviewing the Subscription Agreement.

Can I transfer my shares to a friend or family member?
Please seek advice from your lawyer after reviewing the Subscription Agreement.

Will I get a dividend on my investment?
Our investors should not always expect dividends, as we are a pre-professional sports team, and sports teams often run regular deficits. Our expectation is that any potential profits will be reinvested in: Player development, Seeding for facilities, Supporting organizational growth, Growing access to the game, Community engagement.

How will we use the money raised?

We remain committed to our mission of making soccer accessible for all players. Funds will be used to cover all operational, development and access expenses (e.g., Player housing, League registration fees for players, Player transportation , Facility rentals ($1,250 per game plus cleanup fees to rent Gene Cox Stadium), League fees, Uniforms and training gear, Training field fees, Insurance, Coaching fees and staff salaries, Player resources).

Raising the full amount would enable us to cover all operational costs for 3–5 years while allowing for expansion, eliminating the pay-to-play model, and covering fees for the next steps in our grand vision (e.g., market research analysis).

We have financial controls in place to ensure funds are used effectively, including oversight from our Board, bookkeeper, accounting firm, and CPA.

While sponsorship, ticketing, and merchandise revenue help offset some expenses, they will not be enough to sustain the team at the high level we have established.

Is TLH Reckoning going pro?

Not at this time, but we have been taking the necessary steps since August 2023 to position ourselves for a professional franchise. We need to build a stadium and attract large-scale investors.

When does the investment window close?

A closing date has not yet been set. When determined, we will notify the public in advance.

Still have questions?

Email us at **invest@tlhreckoning.com**

MORE INFO

BEER ME: We need to propose names for the special beer Amicus is brewing for us! The person who suggests the winning name recommendation will win a beer on us and be featured on

Here's a description of the beer to help you with your creative juices:

Hibiscus Kölsch beer. The pink in our team colors is reminiscent of the hibiscus flower, there's an opportunity to share the letter 'K' between our brand and the beer style, and a Kölsch is just a great warm weather and sporting beer. Just in case you are not familiar I included the internet description below. The introduction of hibiscus should help set it apart from standard offerings at Amicus by adding a mild floral sweetness that will not overpower the refreshing and light aspect of this beer. Internet definition: "Kölsch is a German beer style that's a cross between ales and lagers. It's a pale, bright, and hoppy beer that originated in Cologne, Germany. Kölsch is known for its crisp finish and light fruity notes."

T-SHIRTS: Members who have renewed and who are fully paid will have this year's t-shirts available by the end of April. We will have our support team make sure to reconfirm shirt sizes and distribution locations/dates.


TLH
RECKONING
PRE-PRO
TICKETS


TLH
RECKONING
GAME DAY
RECKING CREW
(VOLUNTEERS)


TLH
RECKONING
CAMPS


TLH
RECKONING
GAME DAY
VENDORS









‼️ *We are not government funded, supported by Title IX or backed by millionaire owners. Every membership, merchandise purchased or sponsorship is reinvested into our local female athletes - to build champions on and off the field. Your support means the world to us and helps us build a strong foundation for these incredible athletes, the team, and our community.* ‼️

THANK YOU TO OUR SPONSORS







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